OPERATING AGREEMENT

OF

PALACIO INTERNATIONAL HOLDINGS, LLC

A Multi-Member North Carolina Limited Liability Company

Dated: November 5, 2018

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE NORTH CAROLINA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, THE MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

TABLE OF CONTENTS

Attachments:

OPERATING AGREEMENT

OF

PALACIO INTERNATIONAL HOLDINGS, LLC

THIS OPERATING AGREEMENT ("Agreement") of Palacio International Holdings, LLC ("Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, is executed effective as of the 5th day of November, 2018, by and among the Company and the persons executing this Agreement as the initial Members (as defined below).

ARTICLE I
DEFINITIONS

1.1   Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

(a)   "Act" means the North Carolina Limited Liability Company Act, as the same may be amended from time to time.

(b)   "Adjusted Capital Account" means, with respect to a Member, the balance in such Member's Capital Account at the end of the relevant fiscal year, as determined in accordance with Treasury Regulation Section 1.704_1(b)(2)(iv).

(c)   "Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

(d)   "Capital Account" means for each Member the account established pursuant to Section 8.2 hereof and maintained in accordance with the provisions of this Agreement.

(e)   "Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

(g)   "Distributable" means, with respect to the Company for a period of time, all funds of the Company on hand or in bank accounts of the Company as, in the discretion of the Managers except as otherwise determined under this Agreement, is available for distribution to the Members after provision has been made for (i) payment of all operating expenses of the Company as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for such reserves as the Managers deem necessary or appropriate for Company operations.

(h)   "Fiscal Year" means the calendar year; provided that the first Fiscal Year of the Company shall commence on November 5, 2018 and continue through December 31, 2018.

(i)   "Income" means, for each Fiscal Year or other period, each item of income and gain as determined, recognized and classified for federal income tax purposes, provided that any income or gain that is exempt from federal income tax shall be included as if it was an item of taxable income.

(j)   "Initial Capital Contribution" means the initial contribution to the capital of the Company made by a Member pursuant to Section 8.1(a) of this Agreement.

(k)   "Loss" means, for each Fiscal Year or other period, each item of loss or deduction as determined, recognized and classified for federal income tax purposes, increased by (i) expenditures described in Section 705(a)(2)(B) of the Code, (ii) expenditures contemplated by Section 709 of the Code (except for amounts with respect to which an election is properly made under Section 709(b) of the Code); and (iii) expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under Section 267(a)(1) or Section 707(b).

(l)   "Majority" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty one percent (51%) of the number of Managers of such referenced group who are then elected and qualified.

(m)   "Majority in Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty one percent (51%) of the Membership Interests owned by all of such referenced group of Members.

(n)   "Manager" means each Person elected to act as manager of the Company and as provided refers to such Persons as a group.

(o)   "Member" means each Person designated as a member of the Company on Schedule I hereto, or any additional member admitted as a member of the Company in accordance with Article V. "Members" refers to such Persons as a group.

(p)   "Membership Interest" means all of a Member's rights in the Company, including without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any right to participate in the management of the Company as provided in the Act and this Agreement. As to any Member, Membership Interest shall mean the percentage set forth opposite such Member's name on Schedule I hereto.

(q)   "Net Income and Net Loss" means, for each Fiscal year or other relevant period, (i) the excess of the Income for such period over the Loss for such period, or (ii) the excess of the Loss for such period over the Income for such period, respectively; provided, however, that

Net Income and Net Loss for a Fiscal Year or other relevant period shall be computed by excluding from such computation any Income specially allocated under Section 8.1.

(r) "Person" means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, or another entity.

(s) "Secretary of State" means the Secretary of State of North Carolina.

(t) "Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including, corresponding provisions of succeeding regulations).

ARTICLE II
FORMATION OF THE COMPANY

2.1   Formation. The Company was formed on November 5, 2018, upon the filing with the Secretary of the State of North Carolina the Articles of Organization of the Company. In consideration of the mutual premises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and termination of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

2.2   Name. The business and affairs of the Company shall be conducted under the name Palacio International Holdings, LLC. The name of the Company may be changed from time to time by amendment of the Articles of Organization. The Company may transact business under an assumed name by filing an assumed name certificate in the manner prescribed by applicable law.

2.3   Registered Office and Registered Agent. The Company's registered office and its registered agent shall be: 643 Mill Ridge Drive, Mills River, North Carolina 28759, Registered Agent – John F. Ambielli.

2.4   Principal Place of Business. The principal place of business of the Company within the State of North Carolina shall initially be 643 Mill Ridge Drive, Mills River, North Carolina 28759.   The Company may have such other offices, either within or outside the state of North Carolina, as the Managers may designate or as the business of the Company may require. The registered office of the Company required by the North Carolina Limited Liability Act to be maintained in the State of North Carolina may be, but need not be identical with the principal office, and may be changed from time to time by the Managers.

2.5   Term. The Company shall commence immediately, upon the signing of this Agreement, and shall continue for the term set forth in the Articles of Organization unless terminated sooner by operation of law or by unanimous agreement among the Members or reestablished after such primary term for such additional period as is determined by the Members

by the unanimous consent of the remaining Members.

2.6   Purposes and Powers.

(a)   The Company may engage in any lawful business for which limited liability companies may be organized under the Act.

(b)   The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

2.7   Nature of Members' Interests. The interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor a successor, representative or assign of such Member, shall have any right, title or interest in or to any Company property or the right to partition any real property owned by the Company. Interests may be evidenced by a certificate of membership interest issued by the Company, in such form as the Managers may determine.

ARTICLE III
RIGHTS AND DUTIES OF MANAGERS

3.1   Management. The business and affairs of the Company shall be managed by the Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary to or incident to the management of the Company's assets, properties and business interests including, but not limited to, any and all decisions, actions, votes, or other matters involving ownership interests in other limited liability companies, closely held corporations, partnerships or other business entities or the successors, assigns, or affiliates of such entities as are owned from time to time by the Company and to make all decisions regarding all distributions, cash and non-cash, to Members of the Company, excepting only those acts and things as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act or other applicable law. At any time when there is more than one Manager: (i) any disbursement, distribution or payment from Company accounts in excess of ten thousand dollars ($10,000.00) shall have written approval of at least two then serving managers; (ii) any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Agreement or the Act; and (iii) the Managers may elect one or more officers who may but need not be Members or Managers of the Company, with such titles, duties and compensation as may be designated by the Managers, subject to any applicable restrictions specifically provided in this Agreement or contained in the Act.

3.2   Number and Qualifications. The one Organizer of the Company, who filed the Articles of Organization of the Company, has resigned effective upon signature of this Agreement. Upon the resignation of such Person, one, or more, Manager(s) is/are hereby appointed by the Members as set forth in Schedule III attached hereto and made a part hereof. The name and consent of the Manager(s) to serve as such shall be evidenced on Schedule III, as amended upon any change of Manager(s). The number of Managers of the Company may be fixed from time to time by the affirmative vote of 51% in Interest of all of the Members but in no instance shall a decrease in the number of Managers have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of North Carolina.

3.3   Election and Term of Office. Except as otherwise provided in this Agreement, Manager(s) shall be elected (except as provided in Sections 3.5 and 3.6) by the affirmative vote of 51% in Interest of all of the Members. Each Manager shall hold office until the Manager's successor shall have been elected and qualified, or until the death or dissolution of such Manager, or until his or its resignation or removal from office in the manner provided in this Agreement or in the Act.

3.4   Resignation. Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.5   Removal. Except as otherwise provided in this Agreement, at any special meeting of the Members called expressly for that purpose, all or any lesser number of Managers may be removed at any time, either with or without cause, by the affirmative vote of 51% in Interest of all the Members. In case any vacancy so created shall not be filled by the Members at such meeting, such vacancy may be filled as provided in Section 3.6.

3.6   Vacancies. Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of a Majority of Managers, except for a vacancy occurring in the Managers by reason of an increase in the number of Managers, which shall be filled by the affirmative vote of 51% in Interest of all the Members at a meeting of Members called for that purpose, provided, however, that if a vacancy shall occur and there are no Mangers then acting, such vacancy shall be filled by the affirmative vote of 51% in Interest of all the Members at a meeting of Members called for that purpose.

3.7   Inspection of Books and Records. Any Manager shall have the right to examine all books and records of the Company for a purpose reasonably related to such Manager's position as a Manager.

3.8   Compensation. The compensation of the Manager(s) of the Company shall be fixed by an affirmative vote of 51% in Interest of the Members or by contract approved by an affirmative vote of 51% in Interest of the Members, and no Manager shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. The initial

compensation of the Manager(s), if applicable, is set forth in Schedule III including the projected dates of initial payment and scope of services. The Manager(s) shall devote such time as is reasonably required for the business operations of the Company.

ARTICLE IV
MEETINGS OF MANAGERS

4.1   Place of Meeting. The Manager(s) of the Company may hold their meetings, both regular and special, at any place within or outside the State of North Carolina. The Manager designated as "President" shall preside at any meetings of the Managers.

4.2   Notice of Meetings. The Managers may meet at such intervals and at such time and place as they shall schedule. Any scheduled meetings of the Managers may be held without notice. Special meetings of the Managers may be called at any time by no less than one-half (1/2) of the then serving Managers for any purpose or purposes. Notice of such special meetings, unless waived by attendance or by written consent to the holding of the special meeting, shall be given at least five (5) days before the date of such meeting to all Managers not calling the meeting. Notice of such special meeting shall state that it shall be held at the principal place of business of the Company, the date and hour of the special meeting, and its purpose or purposes. Absent the written consent of a Majority of the Managers to take other action, the business transacted at such special meeting shall be limited to such purpose or purposes as stated in the notice. Any action taken by the Managers at such meeting shall require compliance with the provisions of Section 4.3.

4.3   Action by Managers; Quorum; Voting; Action Without a Meeting.
(a)   A Majority of the Managers shall be necessary to constitute a quorum for the transaction of business. Every act or decision done or made by a Majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Company, unless a greater number is required by law or by the Articles of Organization or by this Agreement.

(b)   Managers may participate in any meeting of the Managers by means of conference telephone or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

(c)   All votes required of Managers hereunder may be by voice vote unless a written ballot is requested, which request may be made by any one Manager.

(d)   Any action which under any provision of the Act or this Agreement is to be taken at a meeting of the Managers may be taken without a meeting by written consent signed by all Managers who would be entitled to vote upon such action at a meeting. Such written consent must be kept with the records of the Company.

4.4   Adjournment. A Majority of the Managers present may adjourn any Managers' meeting to meet again at a stated day and hour or until the time fixed for the next regular meeting of the Managers.

ARTICLE V
MEMBERS

5.1   Names and Addresses of Members. The names, addresses and Membership Interests of the Members are as reflected in Schedule I attached hereto and made a part hereof, which Schedule shall be as amended by the Company as of the effectiveness of any transfer or subsequent issuance of any Membership Interest.

5.2   Admission of Members.

(a)   In the case of a Person acquiring a Membership Interest directly from the Company, the Person shall become a Member with respect to such Membership Interest on compliance with the requirements of Article X and making the Capital Contributions specified in Section 8.1.

(b)   An assignee of a Membership Interest shall become a Member on compliance with the requirements of Article X.

(c)   Any Person may become a Member unless such Person lacks capacity or is otherwise prohibited from being admitted by applicable law or by the terms of this Agreement.

ARTICLE VI
MEETINGS OF MEMBERS

6.1   Meetings of Members. Meetings of the Members may be called by the Managers or by the holders of not less than 51% in Interest (unless a different percentage is required by law, in which event, the highest percentage permitted shall be used) of all the Membership Interests. Business transacted at all meetings shall be confined to the purpose or purposes stated in the notice. The Manager designated as the President or any Vice President may chair such meetings.

6.2   Notice of Meetings of Members. Written notice stating the place, day and hour of the meeting and, additionally in the case of special meetings, stating the principal place of business of the Company as the location and the purpose or purposes for which the meeting is called shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each Member of record entitled to vote at such meeting.

6.3   Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of members or any adjournment thereof, or Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which such distribution is declared,

as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

6.4 **Quorum.** A Majority in Interest of the Members shall constitute a quorum at all meetings of the Members, except as otherwise provided by law or this Agreement. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at the opening of any meeting of the Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Membership Interests shall be present or represented.

6.5 **Actions by Members Other than for Election of Managers.** Except for a matter for which the affirmative vote of the holders of a different portion of the Membership Interests entitled to vote, or the vote or the approval of a specific Member is required by the Articles of Organization or this Agreement, the act of Members shall be the affirmative vote of 51% in Interest of all the Members. All actions of the Members provided for herein may be taken by written consent without a meeting. Any such action which may be taken by the Members without a meeting shall be effective only if the consents are in writing, set forth the action so taken, and are signed by all Members eligible to vote on such action. Members may participate in any meeting of the Members by means of a conference telephone or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

6.6 **Action by Members to Elect Managers.** For purposes of voting on the election of Managers, Managers shall be elected at any meeting of the Members at which a quorum is present by 51% in Interest of all of the Members.

6.7 **List of Members Entitled to Vote.** The Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment of such meeting, arranged in alphabetical order, with the address of and the Membership Interest held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection of any Member during the whole time of the meeting. However, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

6.8 **Registered Members.** The Company shall be entitled to treat the holder of record of any Membership Interest as the holder in fact of such Membership Interest for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Membership Interest on the part of any other person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement

or the laws of North Carolina.

ARTICLE VII
LIMITATION OF LIABILITY AND INDEMNIFICATION
OF MANAGERS AND MEMBERS

7.1   Limitation of Liability. No Manager or Member of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such person's capacity as a Manager or a Member, except as provided in the Act for (i) acts or omissions which a Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company, (ii) any transaction from which a Manager derived an improper personal benefit, or (iii) acts or omissions occurring prior to the date this provision becomes effective. If the Act is amended to authorize action further eliminating or limiting the liability of Managers and Members, then the liability of a Manager or Member of the Company shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this section shall not adversely affect the right or protection of a Manager or Member existing at the time of such repeal or modification.

7.2   Indemnification. The Company shall indemnify the Managers and Members to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by the Manager or Member upon the approval of the Managers and the receipt by the Company of an undertaking by such Manager or Member to reimburse the Company unless it shall ultimately be determined that such Manager or Member is entitled to be indemnified by the Company against such expenses. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law, provided that the indemnification in each such situation is first approved by the Managers.

7.3   Other Rights. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities while holding such office; (ii) continue as to a person who ceases to be a Manager or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other person or entity.

7.4   Reports to Members. The details concerning any action to limit the liability, indemnify or advance expenses to a Manager, Member or other, taken by the Company shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting or, if sooner, separately within ninety (90) days immediately following the date of the action.

ARTICLE VIII
CONTRIBUTIONS TO CAPITAL AND CAPITAL ACCOUNTS

8.1   Capital Contributions; Loans.

(a)   Upon execution of this Agreement, each Member agrees to contribute cash or other property to the Company in the amount set forth as the Capital Contribution of such Member on Schedule I, attached hereto. Any non-cash property contributed shall be deemed to have the value set forth in Schedule I. For this purpose, the initial Members intend to contribute equal amounts of cash and or services until the Company has sufficient assets to undertake its primary business purpose as set forth in Section 2.6(a).

(b)   If the Managers determine that the Initial Capital Contributions are insufficient to carry out the purposes of the Company, the Managers may request that the Members make additional contributions to the capital of the Company. If 51% in Interest of the Members approve such request, then each of the Members shall be obligated to make such additional Contribution (each an "Additional Capital Contribution") to the Company ratably in accordance with such Members' then existing Membership Interest within the time period approved by the 51% in Interest of the Members. In the event any Member fails to fulfill any commitment to contribute additional capital (the "Defaulting Member"), the Managers may elect to allow the remaining Members (the "Lending Members") to contribute to the Company, pro rata by Membership Interest, such Additional Capital Contribution. All amounts so contributed by the Lending Members shall be considered a loan to the Defaulting Member bearing interest per annum at the prime rate, as set out in the *Wall Street Journal* on the date of the loan, plus one percent (1.00%) until repaid. In addition, until all of such loans are repaid by the Defaulting Member, all distributions from the Company which would have been paid to the Defaulting Member shall be paid to the Lending Members in proportion to the then outstanding interest and principal of such loans.

(c)   No Member shall be paid interest on any Capital Contribution to the Company.

(d)   In addition to the Defaulting Member provided for in Section 8.1(b) above, upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

8.2   Capital Accounts.

(a)   The Company shall maintain a separate capital account (each a "Capital Account") for each Member pursuant to the principles of this Section 8.2 and Treasury Regulation Section 1.704_1 (b)(2)(iv). The Initial Capital Account of each member shall be the Initial Capital Contribution of such Member. Such Capital Account shall be increased by (i) the amount of the subsequent Capital Contributions of such Member to the Company under Section 8.1 and (ii) such Member's allocable share of Company Income and Net Income pursuant to Section 9.1. Such Capital Account shall be decreased by (i) the amount of cash distributed to the

Member by the Company pursuant to Section 9.2 and (ii) such Member's allocable share of Loss and Net Loss pursuant to Section 9.1.

(b)   The provisions of this Section 8.2 and other portions of this Agreement relating to the proper maintenance of Capital Accounts are designed to comply with the requirements of Treasury Regulation Section 1.704_1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Treasury Regulations. The Managers are authorized to modify the manner in which the Capital Accounts are maintained if the Managers determine that such modification (i) is required or prudent to comply with the Treasury Regulations and (ii) is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

8.3   Withdrawal or Reduction of Members' Contributions to Capital

(a)   No Member shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contributions, no Member shall have the right to receive property other than cash.

(b)   Except as otherwise provided in this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Income, Net Losses or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

8.4   Liability of Members. No Member shall be liable for the debts, liabilities or obligations of the Company beyond his or its respective Initial Capital Contribution and any Additional Capital Contribution required of such Member pursuant to Section 8.1(b) above. Except as otherwise expressly provided herein, no Member shall be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE IX
ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS

9.1   Allocations, Including any Special Allocations. Subject to the provisions below, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, Net Income or Net Loss, if any, for a Fiscal Year or other period, shall be allocated to the Members in proportion to their respective Membership Interests. Any Member receiving any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) shall be specially allocated items of Income (consisting of a pro rata portion of each item of Company Income, including gross income, for such year) in an amount and manner sufficient to eliminate any deficit, if any, in such Member's Adjusted Capital Account, as quickly as possible. The foregoing provision is intended to constitute a "qualified income offset" within the meaning of Section 1.704_1(b)(2)(ii)(d) of the Treasury Regulations and this provision shall be interpreted consistently with such Treasury Regulation. In addition, if there is a net decrease in

the Company's minimum gain (as such term is defined in Treasury Regulations §1.704-1(b)(4)(iv)(c) during any taxable year, each Member shall be allocated, before any other allocation is made of Company items for such taxable year, an amount equal to the greater of (i) such Member's share of the net decrease in Company minimum gain allocable to the disposition of Company property subject to non-recourse liability, or (ii) the negative balance in such Member's Capital Account (after adjustment as described in Article VIII). This provision is intended to be a "minimum gain chargeback" as defined in Treasury Regulation §1.704_1T(b)(4)(iv)(e), such Regulation being hereby incorporated by reference.

9.2   Distributions.   The Managers shall distribute Distributable Cash and other property at such times and in such amounts as they shall unanimously determine, in their sole discretion. No person, court, authority, Member, or group of Members shall have any right to determine when and in what amounts distributions are to be made. Such decision is to be limited <u>exclusively</u> to the unanimous action of the Managers. All distributions of Distributable Cash or other property shall be made to the Members in proportion to their respective Membership Interests.

9.3   Limitation Upon Distributions.   No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act.

9.4   Allocation for Tax Purposes.   Except as otherwise provided herein, each item of Income, Net Income or Net Loss of the Company shall be allocated to the Members for tax purposes in the same manner as such allocations are made for book purposes pursuant to Section 9.1. In the event of a transfer of, or other change in, an interest in the Company during a Fiscal Year, each item of taxable income and loss shall be prorated in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Managers.

9.5   Tax Status, Elections and Modifications to Allocations.

(a)   Notwithstanding any provision contained in this Agreement to the contrary, solely for federal income tax purposes, each of the Members hereby recognizes that the Company will be subject to all provisions of Subchapter X of the Code; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

(b)   The Managers, in their sole discretion, may cause the Company to elect pursuant to Section 754 of the Code and the Treasury Regulations to adjust the basis of the Company assets as provided by Section 743 or 734 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for Federal income tax purposes as may be determined by the Managers, acting in their sole and absolute discretion.

(c)   The Managers shall prepare and execute any amendments to this Agreement necessary for the Company to comply with the provisions of Treasury Regulations Sections

1.704_1(b), 1.704_1(c) and 1.704_2 upon the happening of any of the following events: (i) incurring any liability which constitutes a "non-recourse liability" as defined in Treasury Regulation Section 1.704_2(b)(3) or a "partner non-recourse debt" as defined in Treasury Regulations Section 1.704_2(b)(4); (ii) a constructive termination of the Company pursuant to Code Section 708(b)(1)(B), or (iii) the contribution or distribution of any property, other than cash, to or by the Company.

9.6 **Tax Matters Partner.** The Managers shall designate a Member serving as a Manager, or if there is none or if none are eligible to act, any Member, as the "tax matters partner" for federal income tax purposes. The tax matters partner is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The tax matters partner shall have the final decision making authority with respect to all Federal income tax matters involving the Company. The Members agree to cooperate with the tax matters partner and to do or refrain from doing any or all things reasonably required by the tax matters partner to conduct such proceedings. Any direct "out of pocket" expense incurred by the tax matters partner in carrying out his obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the tax matters partner shall be reimbursed.

9.7 **Records and Reports.** At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the records required by the Act to be maintained there.

9.8 **Books of Account.**

(a) The Company shall maintain the Company's books and records and shall determine all of Income, Loss, Net Income and Net Loss in accordance with the method of accounting selected by the Managers, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public accountant designated by such Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b) All expenses in connection with the keeping of books and records of the Company and the preparation of audited or un-audited financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

9.9 **Company Tax Return and Annual Statement.** The Managers shall cause the Company to file a Federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide to each person who at any time

during the Fiscal Year was a Member with an annual statement (including a copy of Schedule K_1 to Internal Revenue Service Form 1065) indicating such Member's share of the Company's income, loss, gain, expense and other items relevant for Federal income tax purposes. Such annual statement may be audited or un-audited as required by the Managers or this Agreement.

9.10 Bank Accounts. The bank account or accounts of the Company shall be maintained in the bank approved by the Managers. The terms governing such accounts shall be determined by the Managers and withdrawals from such bank accounts shall only be made by such parties as may be approved by the Managers.

ARTICLE X
TRANSFERABILITY OF MEMBERSHIP INTERESTS;
ADMISSION OF MEMBERS

10.1 Transferability of Membership Interests. The term "transfer" when used in this Agreement with respect to a Membership Interest includes a sale, assignment, gift, pledge, exchange or other disposition. A Member shall not at any time transfer his, her, or its Membership Interest except in accordance with the conditions and limitations set out in Section 10.2. Any transferee of a Membership Interest by any means shall have only the rights, powers and privileges set out in Section 10.3 and shall not become a Member of the Company except as provided in Section 10.4.

10.2 Restrictions on Transfers of Membership Interests. Except as otherwise provided in Schedule IV and subject to the transfer restrictions imposed therein, all or part of a Membership Interest may be transferred only with the unanimous written consent of all Managers and Members (excluding the Member seeking to transfer part or all of such Membership Interest), which consent may be granted or denied in the sole discretion of such Managers and Members. Notwithstanding the above unanimity requirement, if a Member should die, the other Members hereby agree to consent to any transfer of the Membership Interest of such deceased Member to either another Member or to a related party in that Member's immediate family. The ownership of a Membership Interest is specifically made subject to the ownership and transfer restrictions set forth in Schedule IV which are intended to provide and set forth the manner and procedures for handling the transfer of Membership Interests to third parties, to related parties, to the other Members, or at death or disability of a Member.

10.3 Rights of Transferee Not Admitted as a Member. Unless and until admitted as a Member of the Company in accordance with Section 10.4, the transferee of a Membership Interest shall not be entitled to any of the rights, powers, or privileges of a Member, including, but not limited to, the right to vote, the right to examine the books and records of the Company, and any other rights whatsoever, except that such transferee shall be entitled to receive the distributions and allocations to which the Member would be entitled but for the transfer of his Membership Interest. Any transferee of a Membership Interest who does not become a Member and who desires to further transfer or encumber the Membership Interest shall be subject to all of the provisions of this Article X to the same extent and in the same manner as any other Member. Further, any transfer or encumbrance or purported sale or transfer shall be null and void unless

made strictly in accordance with the provisions of this Article X. The transferee of a Membership Interest, whether a Member or not, shall be subject to all of the terms, conditions, restrictions, and obligations of this Article X.

10.4   Admission of Transferees as Members. A transferee of a Membership Interest may be admitted as a Member of the Company upon furnishing to the Company all of the following:

(a)   The written consent of all the Members and Managers to the admission of the transferee as a Member; and

(b)   The acceptance, in a form satisfactory to the Managers, of all the terms and conditions of this Agreement; and

(c)   Payment of such reasonable expenses as the Company may incur in connection with the admission as a Member.

10.5   Admission of New Members. New Members to the Company may only be admitted with the unanimous consent of the Managers and Members, upon compliance with all terms specified by the Managers, and upon receipt by the Company of an opinion of counsel, satisfactory in form and substance to the Managers, that neither the offering nor the proposed sale of the Membership Interest will violate any Federal or applicable state securities law and that neither such offering or sale will adversely affect the Company from being taxed as a partnership for Federal income tax purposes.

ARTICLE XI
DISSOLUTION AND TERMINATION

11.1   Withdrawal. Except as otherwise provided in this Agreement, no Member shall at any time retire or withdraw any amount of his Capital Account. Any member retiring or withdrawing in contravention of this Section 11.1 shall indemnify, defend and hold harmless the Company and all other Members (other than a Member who is, at the time of such withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such retirement or withdrawal.

11.2   Dissolution.

(a)   The Company shall be dissolved upon the first of the following to occur:

(i)   When the period fixed for the duration of the Company in the Articles of Organization shall expire (if applicable);

(ii)   Upon the election to dissolve the Company by all of the Members;

(iii) Upon the happening of an event of withdrawal described in N.C.G.S. §57D_3_02 with respect to any Member, unless there is at least one remaining Member and the business of the Company is continued by the written consent of all of the remaining Members or the written consent of the remaining Members holding a Majority in Interest within ninety (90) days of the action by or affecting the withdrawing Member (provided that the withdrawal of the initial organizers of the Company shall not constitute an event of withdrawal); or

(iv) The entry of a decree if judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article XI.

(c) Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business affairs, and the assets of the Company have been distributed as provided in Section 11.4.

(d) Upon the dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such a manner as the Managers shall determine in an effort to obtain the best prices for such assets; provided, however, that the Managers may distribute assets of the Company in kind to Members to the extent practicable.

11.3 Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Managers shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and a Manager or authorized Member shall execute, acknowledge and file any all other instruments necessary or appropriate to reflect the dissolution of the Company.

11.4 Distribution of Assets Upon Dissolution. In settling accounts after dissolution, the assets of the Company shall be paid in the following order:

(a) First, to creditors of the Company, in the order of priority as provided by law, except those to Members on account of their Capital Contributions;

(b) Second, an amount equal to the then remaining credit balances in the Capital Accounts of the Members shall be distributed to the Members in proportion to the amount of such balances, and

(c) Third, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Membership Interests.

11.5 Distributions in Kind. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same

proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members. In the event that distributions in kind are made to the Members upon dissolution and liquidation of the Company, the Capital Account balances of such Members shall be adjusted to reflect the Members' allocable share of gain or loss, which would have resulted if the distributed property had been sold at its fair market value. Membership interests in any limited liability companies owned by the Company shall be divided into separate interests and distributed to each Member based upon their respective Membership Interest.

ARTICLE XII
MISCELLANEOUS PROVISIONS

12.1 Member Representations and Agreements. Notwithstanding anything contained in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Managers and to each other that: (a) the Membership Interest of such Member is acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, re-offer, resale or other disposition not in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "1933 Act") and applicable state securities laws; (b) such Member, alone or together with the Member's representatives, possesses such expertise, knowledge and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Membership Interest and the Member is able to bear all such economic risks now and in the future; (c) such Member has had access to all of the information with respect to the Membership Interest acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Managers (if any) concerning such Membership Interest; (d) such Member's decision to acquire the Membership Interest for investment has been based solely upon the evaluation made by the Member; (e) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because Membership Interests have not been registered under the 1933 Act or under the securities laws of various states and, therefore, cannot be sold unless such Membership Interests are subsequently registered under the 1933 Act and any applicable state securities laws or an exemption from registration is available; (f) such Member is aware that only the Company can take action to register Membership Interests and the Company is under no such obligation and does not propose to attempt to do so; (g) such Member is aware that this Agreement provides restrictions on the ability of a member to sell, transfer, assign, mortgage, hypothecate or otherwise encumber the Member's Membership Interest; (h) such Member agrees that the Member will truthfully and completely answer all questions, and make all covenants, that the Company or the Managers may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the 1933 Act and applicable state securities laws; and (i) if that Member is an organization, that it is duly organized, validly existing, and in good standing under the laws of its state of organization and that it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

12.2   Notice.

(a)   All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing.

(b)   All notices, demands and requests to be sent to any Manager or Member pursuant to this Agreement shall be deemed to have been properly given or served if addressed to such person at the address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Federal Express, or other similar overnight courier services, (iii) deposited in the United States mail, prepaid and registered or certified with return receipt requested or (iv) transmitted via fax or other similar device to the attention of such person with receipt acknowledged.

(c)   All notices, demands and requests so given shall be deemed received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier or faxed, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d)   The Managers and Members shall have the right from time to time, and at any time during the term of this Agreement, to change their respective addresses by delivering to the other parties written notice of such change in the manner prescribed in Section 12.3(b).

(e)   All distributions to any Member shall be made at the address at which notices are sent unless otherwise specified in writing by any such Member.

12.3   No Action. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

12.4   Amendments. This Agreement or the Articles of Organization may only be amended or modified by a writing executed and delivered by each of the Members.

12.5   Power of Attorney. Each Member hereby makes, constitutes and appoints each elected Manager as may be serving from time to time, severally, with full power of substitution, as the Members' true and lawful attorney-in-fact, for such Member and in such Member's name, place and stead and for the Member's use and benefit to sign and acknowledge, file and record, any amendments hereto among the Members and for the further purpose of executing and filing on behalf of each Member, any documents necessary to constitute the continuation of the Company, the admission or withdrawal of a Member, the qualification of the Company in a foreign jurisdiction (or amendment to such qualification), the admission of substitute Members or the dissolution or termination of the Company, provided such continuation, admission, withdrawal, qualification, or dissolution and termination are in accordance with the terms of this Agreement.

The foregoing power of attorney is a special power of attorney coupled with an interest, is irrevocable and shall survive the death or legal incapacity of each Member. It may be exercised by any one of said attorneys by listing all of the Members executing any instrument over the signature of the attorney-in-fact acting for all of them. The power of attorney shall survive the

delivery of an assignment by a Member of the whole or any portion of his Membership Interest. In those cases in which the assignee of, or the successor to, a Member owning Membership Interest has been approved by the Members for admission to the Company as a substitute Member, the power of attorney shall survive for the sole purpose of enabling the Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

This power of attorney shall not be affected by the subsequent incapacity or mental incompetence of any Member.

12.6   Governing Law; Arbitration. This Agreement is made in Moore County, North Carolina, and the rights and obligations of the Members hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of North Carolina. Any dispute arising out of or in connection with this Agreement or the breach thereof shall be decided by arbitration to be conducted in Moore County, North Carolina in accordance with the then prevailing commercial arbitration rules of the American Arbitration Association, and judgment thereof may be entered in any court having jurisdiction thereof.

12.7   **Waiver.** No consent or waiver, express or implied, by any Member to or for any breach or default by any other Member in the performance by such other Member of his or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligations of such other Member under this Agreement. Failure on the part of any Member to complain of any act or failure to act of any of the other Members or to declare any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by such Member of his or its rights hereunder.

12.8   **Severability.** If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

12.9   **Binding Agreement.** Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the undersigned Members and their respective legal representatives, successors and assigns.

12.10   **Tense and Gender.** Unless the context clearly indicates otherwise, the singular shall include the plural and vice versa. Whenever the masculine, feminine or neuter gender is used inappropriately in this Agreement, this Agreement shall be read as of the appropriate gender was used.

12.11   **Captions.** Captions are included solely for the convenience of reference and if there is any conflict between captions and the text of this Agreement, the text shall control.

12.12   **Benefits of Agreement.** Nothing in this Agreement expressed or implied, is intended

or shall be construed to give to any creditor of the Company or any creditor of any Member or any other person or entity whatsoever, other than the Members and the Company, any legal or equitable right, remedy or claim under or in respect to this Agreement or any covenant, condition or provisions herein contained, and such provisions are and shall be held to be for the sole and exclusive benefit of the Members and the Company.

12.13   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which when taken together shall constitute a single counterpart instrument. Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, which single counterpart with multiple executed signature pages affixed thereto constitutes the original counterpart instrument.   All of these counterpart pages shall be read as though one and they shall have the same force and effect as if all of the parties had executed a single signature page.

{The remainder of this page is intentionally left blank}

IN WITNESS WHEREOF, the undersigned, being the Managers and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company effective as of the 5th day of November, 2018, and do hereby assume and agree to be bound and to perform all of the terms and provisions set forth in this Agreement.

MANAGERS: MEMBERS:

_____(SEAL)   _____(SEAL)
John F. Ambielli   John F. Ambielli

_____(SEAL)   _____(SEAL)
Maria Celia Ambielli   Maria Celia Ambielli

SCHEDULE I

Names and Addresses of Members	Capital Contributions	Membership Interest
John F. Ambielli 643 Mill Ridge Drive Mills River, NC 28759	$10.00	Fifty Percent (50%)
Maria Celia Ambielli 643 Mill Ridge Drive Mills River, NC 28759	$10.00	Fifty Percent (50%)

_____(SEAL)
John F. Ambielli

_____(SEAL)
Maria Celia Ambielli

SCHEDULE II
Restrictions Applicable to the Actions of the Managers

Management of Palacio International Holdings, LLC

2.1   Authority of Managers. The Managers shall act upon all matters required of them under law or not otherwise designated or delegated by the Managers as the authority of another person.

2.2   Injunctive Relief.   The failure of a party to this Agreement to abide by the procedures outlined herein shall entitle any other party to injunctive relief to obtain compliance. All parties hereto acknowledge that injunctive relief is necessary and that the non-offending parties may also be permitted to pursue any other remedy available for breach or threatened breach of this Agreement, including the recovery of damages from the offending party.

2.3   Meetings of the Managers. The Managers shall hold a meeting on no less than a quarterly basis unless otherwise agreed.

SCHEDULE III
Name, Addresses and Compensation of Managers of Palacio International Holdings, LLC

The managers are set forth below and their initial compensation shall be: $0.00

John F. Ambielli
643 Mill Ridge Drive
Mills River, NC 28759

Maria Celia Ambielli
643 Mill Ridge Drive
Mills River, NC 28759

_____(SEAL)
John F. Ambielli

_____(SEAL)
Maria Celia Ambielli

SCHEDULE IV
Ownership and Transfer Restrictions

4.1 <u>Restrictions of Membership Interest</u>. A Member shall not, while this Agreement is in force, assign, encumber, pledge, transfer, or otherwise dispose of any of his or her Membership Interest now or hereafter owned by him or her except pursuant to the terms of this Agreement. In order to effectuate this Agreement, each Membership certificate, if any, shall bear, in addition to any other restrictive legends which may relate to compliance with securities laws and regulations, the following legend upon its face:

"**Ownership, encumbrance, pledge, assignment, transfer, or other disposition of the Membership Interest represented by this certificate, or any certificate issued in lieu hereof, is subject to the restrictions contained in an Operating Agreement dated as of November 5, 2018, among Palacio International Holdings, LLC and its Members, a copy of which is on file in the business office of Palacio International Holdings, LLC.**"

4.2 <u>Disposition of Membership Interest</u>. In the event a Member should desire to dispose of his or her Membership Interest in the Company, the following provisions will apply:

(a) <u>Offers from Third Parties</u>. After November 5, 2018, if a Member (the "Selling Member") should receive a bona fide written offer (a "Firm Offer") for the purchase of all of his or her Membership Interest including the Membership Interest held by all related parties to the Selling Member (the "Membership Interest Subject to Offer") from a third party, and desires to accept such offer, the Selling Member shall give written notice to each Member and to the Company of the Firm Offer, including all terms thereof and the name and address of the offerer. During the twenty (20) days following the giving of such a notice, any other Member, the Company or any combination thereof shall have the right, by giving written notice to the Selling Member, to contract to purchase all, but not part only, of the Membership Interest Subject to Offer on the terms of the Firm Offer; provided, that Members wishing to purchase Membership Interest Subject to Offer shall share among them ratably according to their interests in the Company those Membership Interest Subject to Offer not purchased by the Company. Any purchase of Membership Interest Subject to Offer shall be closed within ninety (90) days of the giving of notice to the Selling Member or at such later time as may be specified in the Firm Offer. Upon the expiration of twenty (20) days following the giving of notice by the Selling Member, if notice has not been given to the Selling Member of intention to purchase all Membership Interest Subject to Offer, then for a period of thirty (30) days thereafter the Selling Member may accept the Firm Offer, and shall give written notice of such acceptance to the Company and all Members, If such 30 day period expires without such acceptance and notice, the Selling Member shall once again be subject to the provisions of this Paragraph. The Selling Member shall abstain from voting on matters regarding the acquisition of the Membership Interest Subject to Offer by the Company.

(b) <u>Member Offers</u>. After November 5, 2018, if a Member (the "Offering Member") should desire to sell all of his Membership Interest including the Membership Interest held by related parties to such Member or to purchase all of the Membership Interest of the other Members

including the Membership Interest held by related parties to such Member (the "Membership Interest Subject to Offer"), the Offering Member may give written notice to each Member and to the Company of the terms of his offer including the price and terms of payment (the "Offer"). During the twenty (20) days following the giving of such notice, any other Member, the Company or any combination thereof shall have the right, as specified below, by giving written notice to the Offering Member and regardless of whether such Offering Member desires to sell his Membership Interest or purchase the Membership Interest of the other Members, to either (i) contract to purchase all, but not part only, of the Membership Interest owned by the Offering Member including the Membership Interest held by related parties to such Member on the terms of the Offer; provided, that Members wishing to purchase such Membership Interest shall share among them ratably according to their interests in the Company those Membership Interest not purchased by the Company; or (ii) contract to sell all, but not part only, of the Membership Interest owned by all Members including the Membership Interest held by related parties to such Member other than the Offering Member on the terms of the Offer. In the event no election under (i) or (ii) above is made by the other Members, the Company, or a combination thereof, the Offer shall be deemed accepted by the Company and by all the other Members. Any purchase of Membership Interest from or by the Offering Member shall be closed within Ninety (90) days of the later of either the giving of notice to the Offering Member by the Company or the other Members or following the expiration of twenty (20) days from the giving of notice by the Offering Member, if notice has not been given by the Company or the other Members to the Offering Member as to the election available under (i) or (ii) above. The Offering Member shall abstain from voting on matters regarding the purchase or acquisition of the Membership Interest by the Company. Further, the quorum and vote requirements specified for action by the Managers shall be deemed modified to permit action by the Managers on the Offer by a majority of the Managers excluding the Offering Member if he is then acting as a Manager; if the Offering Member is the sole Manager, the Members may vote on the acquisition of such Membership Interest by the Company as required under Section 6.5.

(c) Acquisition at Death of Member(s). Upon the death of any Member, their Membership Interest, may, at the sole option of any or all surviving member(s), be purchased by any or all surviving member(s). The surviving member(s) shall give notice to the Representative of the estate of the deceased member of their election to acquire the deceased Member's Membership Interest. If so elected, the price to be paid will be the Fair Market Value of the assets minus all outstanding debts of Palacio International Holdings, LLC. The Fair Market Value of the assets will be determined by the average of two appraisals of the assets. One appraisal will be obtained by the representative of the surviving member and one appraisal will be obtained by the surviving member(s) so exercising their election to purchase the said Membership Interests. In the event more than one surviving member elects to purchase, the purchase price shall be paid by the surviving members in proportion to their Membership Interest as of the date of election and the Membership Interests received shall be transferred to the surviving members in proportion to their Membership Interest as of the date of election. The Buying member(s) shall have the option to finance the purchase price over a period of One Hundred Twenty (120) months at an adjustable interest rate, being the Wall Street Journal Prime Rate as published on the date of death of Member plus One Percent (WSJ PRIME + 1%) percent, as the same is amended from time to time, evidenced by a Promissory Note secured by any or all assets of the company as the Holder shall require.

4.3   <u>Definitions</u>. The term "related party" means a spouse, or child, or spouse of a child, or ancestor, or a trust for the Sole Benefit of those persons or any of them.

Unanimous Written Consent of the Members of Palacio International Holdings, LLC in Lieu of Meeting

As of February 25, 2021

Pursuant to Section 6.6 of the Operating Agreement of Palacio International Holdings, LLC (the "Company") dated effective as of November 5, 2018, as amended (the "LLC Agreement"), the Members hereby:

>**RESOLVE**, that the following persons be elected as Managers of the Company with the following titles:

>John F. Ambielli, President

>Maria Celia Ambielli, Treasurer

Pursuant to Section 12.4 of the LLC A, the Members hereby:

>**FURTHER RESOLVE**, that Schedule I of the LLC Agreement be replaced in its entirety as follows:

Name and Address of Member	Capital Contributions	Number of Units	Percentage Interest
John F. Ambielli 643 Mill Ridge Drive Mills River, NC 28759	$10.00	500,000	45.835
Maria Celia Ambielli 643 Mill Ridge Drive Mills River, NC 28759	$10.00	500,000	45.835
Units Reserved for Private Equity Offering	--	120,000	8.33
TOTAL		1,120,000	100%

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent as of February 25, 2021.



John F. Ambielli

Maria Celia Ambielli